UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9601

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

K-V Pharmaceutical Company
Full Name of Registrant

N/A
Former Name if Applicable

2280 Schuetz Road
Address of Principal Executive Office (Street and Number)

St. Louis, MO 63146
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 4, 2012, the Company and certain of its subsidiaries filed voluntary Chapter 11 petitions under the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), seeking the protection of Chapter 11 while it seeks to restructure its financial obligations.  The filing of its Form 10-Q for the three months ended December 31, 2012, is being delayed due to extensive effort and expense required to restructure the Company’s financial obligations under the protection of the Bankruptcy Court, meet the reporting requirements of the Bankruptcy Court and the Bankruptcy Code and to other parties to the bankruptcy and the realignment of personnel and responsibilities due to significant staff reductions.  The Company requires additional time for management to complete its procedures and financial analysis associated with the Consolidated Financial Statements and applicable disclosures.

The Chapter 11 filings require the Company to make extensive changes to the financial and other disclosures that would otherwise be included in its Form 10-Q for the three months ended December 31, 2012. As a result, the registrant was not able to complete this Form 10-Q by the filing deadline of February 11, 2013 without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Thomas McHugh	(314)	645-6600
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐    Yes    ☒  No        Form 10-Q for the periods ended June 30, 2012 and September 30, 2012

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * * * * * *
K-V Pharmaceutical Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

K-V Pharmaceutical Company

Date: February 11, 2013	By:	/s/ Gregory J. Divis, Jr.
Gregory J. Divis, Jr.
President and Chief Executive Officer